SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-32018; File No. 812-14454]

Crescent Capital BDC Inc., et al.; Notice of Application

March 2, 2016

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit a business development company ("BDC") and certain closed-end management investment companies to co-invest in portfolio companies with each other and with affiliated investment funds.

Applicants: Crescent Capital BDC, Inc. ("Crescent"); CBDC Advisors, LLC ("CBDC Advisors"); Crescent Mezzanine Partners VI, LP, Crescent Mezzanine Partners VIB, LP, Crescent Mezzanine Partners VIC, LP, Crescent Long/Short Credit Opportunity Fund, LP, Crescent Capital High Income Fund, LP, Crescent Capital High Income Fund B, L.P., Crescent Capital High Yield Fund, LP, Crescent Senior Secured Floating Rate Loan Fund, LLC, Crescent Senior Secured Floating Rate Loan Fund (Cayman), LP, Crescent/Kamehameha Schools Partnership, LP, NPS/Crescent Strategic Partnership, LP, Crescent (TX) Direct Lending Fund, L.P., Crescent Direct Lending Fund, L.P., CDL Unit Trust (Ireland), Crescent Direct Lending SBIC Fund, L.P., Crescent Special Situations Fund (Investor Group), L.P., Crescent European Specialty Lending Fund, L.P., Crescent European Specialty Loan Fund SCS, SICAV-FIS, Crescent European Specialty Lending Fund (Levered) LP, Crescent European Specialty Lending Fund (Cayman-Levered) LP, Crescent European Specialty Lending Fund (Cayman) LP, Crescent European Specialty Lending Fund for ERISA Plans LP,

Crescent Mezzanine Partners VII (Ltl), L.P., Crescent Mezzanine Partners VII, L.P., Crescent Mezzanine Partners VIIB, L.P., Crescent Mezzanine Partners VIIC (LTL), L.P., Crescent Mezzanine Partners VIIC, L.P., and Crescent/AEGIS Partnership, L.P. (collectively, the "Existing Affiliated Funds"); Crescent Capital Group LP ("Crescent Capital"); and Crescent Direct Lending Management, LLC, Crescent SBIC Management, LLC, and Crescent Credit Europe LLP (collectively with Crescent Capital, the "Existing Crescent Advisers").

Filing Dates: The application was filed on April 15, 2015, and amended on June 25, 2015, August 18, 2015, November 18, 2015, February 26, 2016, and March 1, 2016.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on March 28, 2016, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F St., NE, Washington, DC 20549-1090. Applicants: 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025.

For Further Information Contact: Mark N. Zaruba, Senior Counsel, at (202) 551-6878 or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Chief Counsel's Office, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling

(202) 551-8090.

<u>Applicants' Representations</u>:

1.   Crescent is a Delaware corporation organized as a closed-end management investment company that has elected to be regulated as a BDC under section 54(a) of the Act.[1] Crescent's investment objective is to maximize the total return to its stockholders in the form of current income and capital appreciation. Crescent's primary focus is originating and investing primarily in secured debt (including senior secured, unitranche and second lien debt) and unsecured debt (including senior unsecured and subordinated debt), as well as related equity securities of private U.S. middle-market companies. The board of directors ("Board") of Crescent has five members, three of which members are not "interested persons" as defined in section 2(a)(19) of the Act ("Independent Directors").[2]

2.   CBDC Advisors is a Delaware limited liability company and is an investment adviser registered with the Commission under the Investment Advisers Act of 1940 ("Advisers Act"). CBDC Advisors serves as the investment adviser to Crescent, which is currently CBDC Advisors' sole client.

3.   Crescent Capital is a limited partnership organized under the Delaware Revised Uniform Limited Partnership Act, Crescent Direct Lending Management, LLC and Crescent SBIC Management, LLC are each Delaware limited liability companies, and Crescent Credit Europe LLP

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[1]   Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

[2]   The term "Independent Directors" refers to the independent directors or trustees of any Regulated Entity (defined below).

is a limited liability partnership organized in England and Wales. Each Existing Crescent Adviser is registered as an investment adviser under the Advisers Act.

4.   The Existing Affiliated Funds pursue strategies focused on originating and investing primarily in secured debt (including senior secured, unitranche and second lien debt) and unsecured debt (including senior unsecured and subordinated debt), as well as related equity securities of private U.S. middle-market companies. Each Existing Affiliated Fund is advised by a Crescent Adviser[3] and would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act.

5.   Applicants seek an order ("Order") to permit a Regulated Entity[4] and one or more other Regulated Entities and one or more Affiliated Funds[5] to (a) participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under sections 17 and 57 of the Act; and (b) make additional investments in securities of such issuers ("Follow-On Investments"), including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers. "Co-Investment Transaction" means any transaction in which a Regulated Entity (or its Wholly-Owned Investment Subsidiary, as defined below) participated together with one or more other Regulated Entities and/or Affiliated Funds in reliance on the requested Order. "Potential Co-Investment Transaction" means any investment opportunity in which a Regulated Entity (or its Wholly-Owned Investment Subsidiary)

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[3]   "Crescent Adviser" means any Existing Crescent Adviser or any future investment adviser that controls, is controlled by, or is under common control with Crescent Capital and is registered as an investment adviser under the Advisers Act.

[4]   "Regulated Entity" refers to Crescent and the Future Regulated Entities. "Future Regulated Entity" means any closed-end management investment company whose investment adviser is the CBDC Advisors or any future investment adviser that controls, is controlled by, or is under common control with CBDC Advisors and is registered as an investment adviser under the Advisers Act (each such investment adviser, a "Regulated Entity Adviser").

[5]   "Affiliated Fund" means any Existing Affiliated Fund or any Future Affiliated Fund. "Future Affiliated Fund" means any investment fund that would be an "investment company" but for section 3(c)(1) or 3(c)(7) of the Act, is formed in the future, and is advised by a Crescent Adviser. No Affiliated Fund is or will be a subsidiary of a Regulated Entity.

seeks to participate together with one or more other Regulated Entities and /or Affiliated Funds in reliance on the Order.[6]

6.　　Applicants state that a Regulated Entity may, from time to time, form a Wholly-Owned Investment Subsidiary.[7]　Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any other Regulated Entity or Affiliated Fund because it would be a company controlled by its parent Regulated Entity for purposes of section 57(a)(4) and rule 17d-1. Applicants request that each Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Entity and that the Wholly-Owned Investment Subsidiary's participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Entity were participating directly.　Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Entity's investments and, therefore, no conflicts of interest could arise between the Regulated Entity and the Wholly-Owned Investment Subsidiary. The Regulated Entity's Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Subsidiary's participation in a Co-Investment Transaction,

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[6]　　All existing entities that currently intend to rely upon the requested Order have been named as applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the application.

[7]　　The term "Wholly-Owned Investment Subsidiary" means an entity: (a) that is wholly-owned by a Regulated Entity (with such Regulated Entity at all times holding, beneficially and of record, 100% of the voting and economic interests); (b) whose sole business purpose is to hold one or more investments on behalf of such Regulated Entity (and, in the case of an entity that is licensed by the Small Business Administration to operate under the Small Business Investment Act of 1958, as amended (the "SBA Act"), as a small business investment company, to maintain a license under the SBA Act and issue debentures guaranteed by the Small Business Administration); (c) with respect to which the board of directors of such Regulated Entity has the sole authority to make all determinations with respect to the entity's participation under the conditions of the application; and (d) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act. All subsidiaries participating in Co-Investment Transactions will be Wholly-Owned Investment Subsidiaries and will have Objectives and Strategies (as defined below) that are either the same as, or a subset of, their parent Regulated Entity's Objectives and Strategies.

and the Regulated Entity's Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Regulated Entity's place. If the Regulated Entity proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Entity and the Wholly-Owned Investment Subsidiary.

7.   When considering Potential Co-Investment Transactions for any Regulated Entity, the relevant Adviser[8] will consider only the Objectives and Strategies,[9] investment policies, investment positions, capital available for investment, and other pertinent factors applicable to that Regulated Entity. CBDC Advisors expects that any portfolio company that is an appropriate investment for a Regulated Entity should also be an appropriate investment for one or more other Regulated Entities and/or one or more Affiliated Funds, with certain exceptions based on available capital or diversification.[10]

8.   Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the applicable Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the directors of the Board eligible to vote under section 57(o) of the Act ("Eligible Directors"), and the "required majority," as defined in section 57(o) of the Act ("Required

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[8]   The term "Adviser" means any Crescent Adviser or any Regulated Entity Adviser.

[9]   The term "Objectives and Strategies" means a Regulated Entity's investment objectives and strategies as described in the Regulated Entity's registration statement on Form 10, other filings the Regulated Entity has made with the Commission under the Securities Act of 1933 (the "Securities Act") or the Securities Exchange Act of 1934, and the Regulated Entity's reports to shareholders.

[10]   The Regulated Entities, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

Majority")[11] will approve each Co-Investment Transaction prior to any investment by the participating Regulated Entity.

9.   With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Entity may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Entity and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Entity has approved that Regulated Entity's participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Entity. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Entity's Eligible Directors. The Board of any Regulated Entity may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

10.   No Independent Director of a Regulated Entity will have a direct or indirect financial interest in any Co-Investment Transaction (other than indirectly through share ownership in one of the Regulated Entities), including any interest in any company whose securities would be acquired in a Co-Investment Transaction.

11.   Under condition 14, if an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the "Holders") own in the aggregate more than 25 percent of the outstanding voting

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[11]   In the case of a Regulated Entity that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Entity were a BDC subject to section 57(o).

shares of a Regulated Entity (the "Shares"), then the Holders will vote such Shares as directed by an independent third party when voting on matters specified in the condition. Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating the co-investment program, because the ability of an Adviser or its principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed will be limited significantly. Applicants represent that the Independent Directors will evaluate and approve any such independent third party, taking into account its qualifications, reputation for independence, cost to the Regulated Entity's shareholders, and other factors that they deem relevant.

Applicants' Legal Analysis:

1.   Section 57(a)(4) of the Act prohibits certain affiliated persons of a BDC from participating in joint transactions with the BDC or a company controlled by a BDC in contravention of rules as prescribed by the Commission. In particular, section 57(a)(4) applies to any person who is directly or indirectly controlling, controlled by, or under common control with a BDC is subject to section 57(a)(4). Applicants submit that each of the Regulated Entities and Affiliated Funds could be deemed to be a person related to each Regulated Entity in a manner described by section 57(b) by virtue of being under common control. Section 57(i) of the Act provides that, until the Commission prescribes rules under section 57(a)(4), the Commission's rules under section 17(d) of the Act applicable to registered closed-end investment companies will be deemed to apply to transactions subject to section 57(a)(4). Because the Commission has not adopted any rules under section 57(a)(4), rule 17d-1 also applies to joint transactions with Regulated Entities that are BDCs. Section 17(d) of the Act and rule 17d-1 under the Act are applicable to Regulated Entities that are registered closed-end investment companies.

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2.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit affiliated persons of a registered investment company from participating in joint transactions with the company unless the Commission has granted an order permitting such transactions. In passing upon applications under rule 17d-1, the Commission considers whether the company's participation in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

3.   Applicants state that in the absence of the requested relief, the Regulated Entities would be, in some circumstances, limited in their ability to participate in attractive and appropriate investment opportunities. Applicants believe that the proposed terms and conditions will ensure that the Co-Investment Transactions are consistent with the protection of each Regulated Entity's shareholders and with the purposes intended by the policies and provisions of the Act. Applicants state that the Regulated Entities' participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants.

Applicants' Conditions:

Applicants agree that the Order will be subject to the following conditions:

1.   Each time an Adviser considers a Potential Co-Investment Transaction for another Regulated Entity or an Affiliated Fund that falls within a Regulated Entity's then-current Objectives and Strategies, the Regulated Entity's Adviser will make an independent determination of the appropriateness of the investment for the Regulated Entity in light of the Regulated Entity's then-current circumstances.

2. (a) If the Adviser deems a Regulated Entity's participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Entity, the Adviser will then determine an appropriate level of investment for the Regulated Entity.

(b) If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Entity in the Potential Co-Investment Transaction together with the amount proposed to be invested by the other participating Regulated Entities and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant's capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Directors of each participating Regulated Entity with information concerning each participating party's available capital to assist the Eligible Directors with their review of the Regulated Entity's investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each Regulated Entity and each Affiliated Fund) to the Eligible Directors of each participating Regulated Entity for their consideration. A Regulated Entity will co-invest with another Regulated Entity or an Affiliated Fund only if, prior to the Regulated Entity's participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Entity and its shareholders and do not involve overreaching in respect of the Regulated Entity or its shareholders on the part of any person concerned;

(ii)   the Potential Co-Investment Transaction is consistent with:

(A)   the interests of the Regulated Entity's shareholders; and

(B)   the Regulated Entity's then-current Objectives and Strategies;

(iii)   the investment by any other Regulated Entities or any Affiliated Funds would not disadvantage the Regulated Entity, and participation by the Regulated Entity would not be on a basis different from or less advantageous than that of any other Regulated Entities or any Affiliated Funds; provided that, if any other Regulated Entity or any Affiliated Fund, but not the Regulated Entity itself, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A)   the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; and

(B)   the applicable Adviser agrees to, and does, provide periodic reports to the Board of the Regulated Entity with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)   any fees or other compensation that any Regulated Entity or any Affiliated Fund or any affiliated person of any Regulated Entity or any Affiliated

Fund receives in connection with the right of a Regulated Entity or an Affiliated

Fund to nominate a director or appoint a board observer or otherwise to participate in

the governance or management of the portfolio company will be shared

proportionately among the participating Affiliated Funds (who may each, in turn,

share its portion with its affiliated persons) and the participating Regulated Entities

in accordance with the amount of each party's investment; and

(iv)   the proposed investment by the Regulated Entity will not benefit any Adviser, the

other Regulated Entities, the Affiliated Funds or any affiliated person of any of them (other than the

parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to

the extent permitted by section 17(e) or 57(k) of the Act, as applicable, (C) indirectly, as a result of

an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in

the case of fees or other compensation described in condition 2(c)(iii)(C).

3.   Each Regulated Entity has the right to decline to participate in any Potential Co-

Investment Transaction or to invest less than the amount proposed.

4.   The applicable Adviser will present to the Board of each Regulated Entity, on a

quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of

the other Regulated Entities or Affiliated Funds during the preceding quarter that fell within the

Regulated Entity's then-current Objectives and Strategies that were not made available to the

Regulated Entity, and an explanation of why the investment opportunities were not offered to the

Regulated Entity. All information presented to the Board pursuant to this condition will be kept for

the life of the Regulated Entity and at least two years thereafter, and will be subject to examination

by the Commission and its staff.

5.　　Except for Follow-On Investments made in accordance with condition 8,[12] a Regulated Entity will not invest in reliance on the Order in any issuer in which another Regulated Entity, Affiliated Fund, or any affiliated person of another Regulated Entity or Affiliated Fund is an existing investor.

6.　　A Regulated Entity will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Entity and Affiliated Fund.　The grant to another Regulated Entity or an Affiliated Fund, but not the Regulated Entity, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.　　(a)　　If any Regulated Entity or an Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Adviser will:

>　　(i)　　notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

>　　(ii)　　formulate a recommendation as to participation by each Regulated Entity in the disposition.

(b)　　Each Regulated Entity will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Regulated Entities and Affiliated Funds.

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[12]　　This exception applies only to Follow-On Investments by a Regulated Entity in issuers in which that Regulated Entity already holds investments.

(c)   A Regulated Entity may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Entity has approved as being in the best interests of the Regulated Entity the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the application); and (iii) the Board of the Regulated Entity is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Entity's participation to the Regulated Entity's Eligible Directors, and the Regulated Entity will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Entity's best interests.

(d)   Each Regulated Entity and each Affiliated Fund will bear its own expenses in connection with any such disposition.

8.   (a)   If a Regulated Entity or an Affiliated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Adviser will:

(i)   notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)   formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Entity.

(b)   A Regulated Entity may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Entity has approved as being in the best interests of the Regulated Entity the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in the application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Entity's participation to the Eligible Directors, and the Regulated Entity will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Entity's best interests.

(c)   If, with respect to any Follow-On Investment:

(i)   the amount of a Follow-On Investment is not based on the Regulated Entities' and the Affiliated Funds' outstanding investments immediately preceding the Follow-On Investment; and

(ii)   the aggregate amount recommended by the Adviser to be invested by each Regulated Entity in the Follow-On Investment, together with the amount proposed to be invested by the participating Affiliated Funds in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each party's capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.

(d)   The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the application.

9.   The Independent Directors of each Regulated Entity will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Entities and the Affiliated Funds that

the Regulated Entity considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments which the Regulated Entity considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Regulated Entity of participating in new and existing Co-Investment Transactions.

10.   Each Regulated Entity will maintain the records required by section 57(f)(3) of the Act as if each of the Regulated Entities were a business development company and each of the investments permitted under these conditions were approved by the Required Majority under section 57(f) of the Act.

11.   No Independent Director of a Regulated Entity will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act) of an Affiliated Fund.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by an Adviser under the investment advisory agreements with the Regulated Entities and the Affiliated Funds, be shared by the Affiliated Funds and the Regulated Entities in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.   Any transaction fee[13] (including break-up or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k) of the Act, as applicable), received in connection with a Co-Investment Transaction will be distributed to the participating Regulated

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[13]   Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

Entities and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Entities and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Advisers, the other Regulated Entities or any affiliated person of the Regulated Entities or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Entities and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C); and (b) in the case of the Advisers, investment advisory fees paid in accordance with the agreements between the Advisers and the Regulated Entities or the Affiliated Funds).

14. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Entity, then the Holders will vote such Shares as directed by an independent third party when voting on (a) the election of directors; (b) the removal of one or more directors; or (c) all other matters under either the Act or applicable State law affecting the Board's composition, size or manner of election.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary